July 28, 2010

VIA EDGAR & FACSIMILE

Mr. Kevin Dougherty

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:

Southwestern Energy Company
File No. 1-08246

Dear Mr. Dougherty:

In reference to the letter from H. Roger Schwall, Assistant Director of the Securities and Exchange Commission, to Greg D. Kerley, Executive Vice President & Chief Financial Officer of Southwestern Energy Company (the “Company”), which we received via facsimile on July 22, 2010, and following up on our conversation this morning, I am writing to confirm that the Company intends to respond to the letter by August 12, 2010.

Please do not hesitate to contact me at (281) 618-4859, or by fascimile at (281) 618-4820, if you have any questions regarding the foregoing.

Very truly yours,

/s/ TRECIA M. CANTY

Trecia M. Canty

Associate General Counsel &

Assistant Secretary

cc:

Greg D. Kerley

Executive Vice President &

Chief Financial Officer